

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

Stewart Lor
Chief Executive Officer
X3 Holdings Co., Ltd.
Suite 412, Tower A, Tai Seng Exchange
One Tai Seng Avenue
Singapore 536464

>   **Re: X3 Holdings Co., Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2023**
>   **File No. 001-38851**

Dear Stewart Lor:

We have limited our review of your filing to specific disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023

Introduction , page ii

1.   We note from your disclosure on page ii that you exclude Hong Kong and Macau from your definition of "PRC" and "China" for the purposes of your annual report. In future filings, please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People's Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

2.   In future filings, please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or

entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which shareholders hold their interest.

Risk Factors
Risks Related to Doing Business in China, page 29

3. We note changes you made to your disclosure appearing on pages 29 and 32 relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your prior Form 20-F April 28, 2023 that would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, please refer to the Division of Corporation Finance's Sample Letters to China-Based Companies issued December 2021 and July 2023. In future filings, please restore your disclosure. Ensure your disclosures specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

4. In future filings, please clarify each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and issue securities to foreign investors. Clarify whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the subsidiary's operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Information on the Company
History and Development of the Company
Corporate History and Background, page 43

5. In future filings, at the onset of this section, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Yu Wang